UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 5, 2005_________________

Date

Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Freegold Ventures Limited (the "Company" or "Freegold") for the first quarter ended March 31, 2005 and should be read in conjunction with the consolidated financial statements for the first quarter ended March 31, 2005 and related notes contained in the report.  The date of this management's discussion and analysis is April 18, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended December 31,(audited)
	2004	2003	2002
Total Revenues	$168,823	$86,245	$50,489
General and administrative expenses	$1,381,717	$1,253,591	$719,570
Mineral property costs	2,192,643	562,655	537,554
Income (loss) before extraordinary items In total Basic and diluted loss per share	(1,381,717) (0.05)	(1,253,591) (0.07	(719,570) (0.06)
Net income (loss) before income taxes In total Basic and diluted loss per share	(2,018,689) (0.08)	(1,177,923) (0.06)	(788,001) (0.07)
Totals Assets	10,442,657	10,559,236	6,321,397
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

			For the Quarters Ended (unaudited)
	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2005	2004	2004	2004	2004	2003	2003	2003
Total revenues	$3,571	$80,254	$18,308	$47,134	$23,127	$95,592	$2,413	$1,808
Net loss - before tax	306,384	1,179,021	370,535	205,235	263,898	485,843	208,550	313,763
Net loss per share	0.01	0.04	0.01	0.01	0.01	0.01	0.01	0.02
Total assets	10,072,692	10,442,657	10,287,302	10,616,402	10,432,056	10,559,236	7,363,379	7,547,133

Results of operations

The first quarter ended March 31, 2005 resulted in a net loss of $306,384 which compares with a loss of $263,898 for the same period in 2004.  General and administrative expenses for the quarter ended March 31, 2005 were $309,955 an increase of $22,930 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $101,200 for the period ended March 31, 2005 compared to $104,650 for the previous quarter ended March 31, 2004. All other general and administrative costs were relatively the same when compared to the previous year.   Interest income of $3,571 was also earned as compared to $1,175 in the previous first quarter as the Company had more funds on deposit.

During the first quarter ended March 31, 2005, the Company incurred mineral property deferred exploration costs of $92,055. Of the deferred exploration costs, $6,603 relates to the minimum holding costs of the Almaden project in Idaho, and $2,091 was spent on the Alaskan projects. In the prior year, the Company acquired an option on the Grew Creek project in the Yukon and incurred $83,361 in exploration expenditures during the quarter.  Mineral property acquisition costs of $16,595 were also incurred which included $10,445 for the Almaden Idaho project and $6,150 for the Golden Summit Alaska project. The Company also issued 25,000 shares valued at $8,750 as part of the Duke, British Columbia agreement.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $34,988 for the period ended March 31, 2005, a decrease of $9,452 over the same period in 2004. Travel costs increased by $16,181 for a total of $30,068.

Liquidity and capital resources

At March 31, 2005, the Company's working capital, defined as current assets less current liabilities, was $1,527,373 compared with working capital of $1,723,301 at December 31, 2004. Flow-through funds of $772,844 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the first quarter, no shares were issued for cash.

The Company has a portfolio of investments with a book value of $216,711 and a market value of $316,464 as at March 31, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 30,017,205 shares at March 31, 2005.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following minimum basic rent payments to the expiration of the lease on June 30, 2005. The Company is also responsible for its proportionate share of property taxes and operating costs.  Pursuant to a settlement agreement, the Company is obligated to pay $12,982 before December 2005. Pursuant to an agreement for the Keystone claims, the Company is obligated to pay approximately $61,500 per year. Only the first year of the Keystone agreement is shown as the Company has the option to terminate the agreement. Only mineral option payments that are legally binding have been included. Further information on mineral option payments are disclosed in note 4 to the consolidated interim financial statements to March 31, 2005.

	2005	2005	2006	2007	2008	Thereafter

Office lease	$12,636	-	-	-	-	-
Option payment settlement	12,982	-	-	-	-	-
Keystone property lease	61,500	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in Note 1 to the consolidated financial statements for the first quarter ended March 31, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments and Other Instruments

Freegold's financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management's opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company's expenditures are negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at March 31, 2005, there were 30,017,205 outstanding common shares compared to 29,992,205 outstanding shares at December 31, 2004.  The increase reflects the issuance of 25,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7f to the consolidated interim financial statements to March 31, 2005.

Related party transactions

Mr. Barr currently receives a management fee of $8,640 per month.  A total of $25,920 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  management services during the period ended March 31, 2005.  Pursuant to an office lease agreement dated July 11, 2000, a total of $10,004 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  office rent during the first quarter ended March 31, 2005.  A total of $6,846 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the first quarters ended March 31, 2005.   A total of $5,700 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the first quarter ended March 31, 2005.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company's generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company's properties.

Outlook

The Company ended March 31, 2005 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2005 and 2004

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	March 31, 2005	Dec.31, 2004
Current
Cash and cash equivalents	$1,361,054	$1,573,522
Accounts and advances receivable	25,525	176,273
Portfolio investments (Note 3)	216,711	216,711
Prepaid expenses and deposits	31,891	34,563
	1,635,181	2,001,069
Restricted Cash – Flow-through	772,844	894,321
Mineral Property Costs - Schedule (Note 4)	7,626,771	7,509,371
Property, Plant and Equipment (Note 5)	37,896	37,896
	$10,072,692	$10,442,657

LIABILITIES
Current
Accounts payable	$73,866	$200,841
Accrued liabilities	-	42,985
Due to related parties (Note 6)	20,960	20,960
Option payment settlement - current (Note 4a(ii))	12,982	12,982
	107,808	277,768

Option Payment Settlement (Note 4a(ii))	-	-

Contingent Liabilities (Note 4g)
Commitments (Note 4a(i) and 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
30,017,205 (2004 – 29,992,205) shares	31,379,336	31,269,386
Deficit - Statement 2	(21,414,452)	(21,104,497)
	9,964,884	10,164,889
	$10,072,692	$10,442,657

ON BEHALF OF THE BOARD:

       “Harry Barr”                          , Director                    “Bernard Barlin”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Accumulated Deficit	Total
Balance - 31 December 2001	9,666,163	$22,316,071	$(17,110,831)	$5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	1,152,950
- Property	1,100,000	436,500	-	436,500
Share issuance costs	-	-	(47,940)	(47,940)
Stock compensation costs	-	238,495	-	238,495
Loss for the year	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	24,144,016	(17,946,772)	6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	5,092,738
- Property	800,000	336,000	-	336,000
- Finder’s fees	174,690	-	-	-
Share issuance costs	-	-	(272,171)	(272,171)
Stock compensation costs	-	261,350	-	261,350
Loss for the year	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	29,834,104	(19,396,866)	10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	1,140,100
- Property	900,000	303,000	-	303,000
- Finder’s fees	87,500	-	-	-
Share issuance costs	-	-	(54,910)	(54,910)
Stock compensation costs	-	358,150	-	358,150
Future income tax on flow-through (Note 8)	-	(365,968)	-	(365,968)
Loss for the year	-	-	(1,652,721)	(1,652,721)
Balance – 31 December 2004	29,992,205	$31,269,386	$(21,104,497)	$10,164,889
Issuance and allotment of shares for:
- Cash	-	-	-	-
- Property	25,000	8,750	-	8,750
- Finder’s fees	-	-	-	-
Share issuance costs	-	-	-	-
Stock compensation costs	-	101,200	-	101,200
Future income tax on flow-through (Note 8)	-	-	-	-
Loss for the year	-	-	(309,955)	(309,955)
Balance – 31 March 2005	30,017,205	$31,379,336	$(21,414,452)	$9,964,884

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months ended March 31, 2005	3 months ended March 31, 2004

General and Administrative Expenses
Stock-based compensation expense	$101,200	$104,650
Consulting fees	44,718	35,218
Travel	30,068	13,887
Promotion	22,928	22,560
Management fees	25,920	25,920
Audit and accounting	5,700	7,100
Wages, salaries and benefits	22,916	14,026
Shareholder relations	12,060	21,880
Transfer and filing fees	21,804	15,986
Rent and utilities	10,004	10,004
Office and miscellaneous	3,372	7,381
Insurance	-	-
Legal	4,859	-
Telephone	3,378	5,328
Equipment rental	1,028	3,085
Amortization
Loss Before the Undernoted	(309,955)	(287,025)

Other Income (Expenses)
Gain on sale of investments	-	15,150
Interest income	3,571	1,175
Foreign exchange gain (loss), net	-	-
Miscellaneous income	-	6,802
Interest and bank charges	-	-
Write-off of mineral property costs	-	-
Bad debts	-	-
Finders’ fee	-	-
Write-down of investments	-	-
Property payments received in excess of cost	-	-
Gain on sale of property, plant and equipment	-	-
	3,571	23,127

Loss Before Income Taxes	(306,384)	(263,898)
Future income tax recovery (Note 8)	-	-
Loss for the Period	$(306,384)	$(263,898)

Loss per Share - Basic and diluted	$(0.01)	$(0.01)

Weighted Average Number of Shares Outstanding	30,017,205	26,291,705

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months ended March 31, 2005	3 months ended March 31, 2004

Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(306,384)	$(263,898)
Items not affecting cash:
Amortization	-	-
Gain on sale of portfolio investments	-	(15,150)
Write-down of investments	-	-
Write-off of mineral property costs	-	-
Gain on sale of property, plant and equipment	-	-
Stock compensation expense included in consulting fees	101,200	104,650
Future income tax recovery on flow-through shares (Note 8)	-	-
Net changes in non-cash working capital components:	(20,111)	(39,249)
Amounts and advances receivable
Prepaid expenses and deposits
Accounts payable
Accrued liabilities
Due to related parties
	(225,295)	(213,647)

Investing Activities
Purchase of portfolio investments	-	-
Proceeds on sale of portfolio investments	-	16,650
Mineral property acquisition costs	(16,595)	(17,766)
Mineral property deferred exploration costs	(92,055)	(87,888)
Option payments received	-	85,150
Advances received from Meridian	-	74,813
Purchase of property, plant and equipment	-	(4,586)
Proceeds on sale of property, plant and equipment	-	-
Option payment liability settlement	-	-
	(108,650)	66,373

Financing Activities
Loans from (repayments to) related parties	-	-
Share capital issued	-	12,000
Share issuance costs	-	(11,678)
Treasury shares	-	-
	-	322

Net Increase (Decrease) in Cash	(333,945)	(146,952)
Cash and cash equivalent - Beginning of period	2,467,843	3,415,654
Cash and Cash Equivalent - End of Period	$2,133,898	$3,268,702

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows - continued
Canadian Funds

	3 Months ended March 31, 2005	3 Months ended March 31, 2005

Cash Resources Provided By (Used In)

Cash Position Consists of:
Cash and cash equivalents	$1,361,054	$2,520,159
Restricted cash	772,844	748,543
	$2,133,898	$3,268,702

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$8,750	$-
Shares issued for debt	$-	$-
Shares issued for property, plant and equipment	$-	$-
Option payments received in shares	$-	$17,100
Stock-based compensation expense	$(101,200)	$(104,650)
Future income tax recovery on flow-through shares (Note 8)	$-	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 March
Canadian Funds

	March 31, 2004	Dec. 31, 2004
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$-	$148,000
Cash - option payments	6,150	70,266
Option payment received from Meridian	-	(84,585)
	6,150	133,681
Deferred exploration expenditures
Geological and field expenses	-	62,591
Mineral property fees	-	60,535
Drilling	-	368,840
Assaying	-	-
Engineering and consulting	-	-
Administration	-	22,766
Equipment and supplies	-	32,245
Services	-	30,912
Personnel	-	263,763
Management fees	-	73,003
Amounts received from Meridian	-	(986,228)
Amounts recovered	-	(9,946)
	-	(81,519)
Total	6,150	52,162
Union Bay Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	-
	-	-
Deferred exploration expenditures
Assaying	-	-
Geological and field expenses	-	-
Mineral property fees	-	-
	-	-
Shares - option payments received	-	(17,100)
Cash - option payments received	-	(20,000)
Total	-	(37,100)

Balance Forward	$6,150	$15,062

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 March
Canadian Funds

	March 31, 2004	Dec. 31, 2004
Balance Carried Forward	$6,150	$15,062
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	-
Cash - option payments	-	16,750
	-	16,750
Deferred exploration expenditures
Mineral property fees	-	18,261
Engineering and consulting	984	10,338
Geological and field expenses	-	2,709
Wages	-	3,571
Assaying	-	-
	984	34,879
Total	984	51,629

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	126,000
Cash - option payments	-	13,400
Total	-	139,400

Rainbow Hill, Alaska, USA
Acquisition costs
Treasury shares – option payments	-	14,000
Cash – option payments	-	40,482
	-	54,482
Deferred exploration expenditures
Geological and field expenses	-	376
Mineral property fees	-	11,877
Wages	-	1,968
Engineering and consulting	-	4,810
	-	19,031
Total		73,513

Balance Forward	$7,134	$279,604

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 March
Canadian Funds

	March 31, 2004	Dec. 31, 2004
Balance Carried Forward	$7,134	$279,604

Liberty Bell Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	-
	-	-
Deferred exploration expenditures
Mineral property fees	-	3,904
Engineering and consulting	1,107	553
	1,107	4,457
Total	1,107	4,457
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	10,445	21,094
Deferred exploration expenditures
Mineral property fees	-	22,909
Geological and field expenses	868	3,230
Engineering and consulting	5,735	-
	6,603	26,139
Total	17,048	47,233

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Cash - option payments	-	-
	-	-
Deferred exploration expenditures
Recovery - cash option payments received	-	-
	-	-
Total	-	-

Balance Forward	$25,289	$331,294

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 March
Canadian Funds

	March 31, 2004	Dec. 31, 2004
Balance Carried Forward	$25,289	$331,294

Eskay Rift Property, British Columbia, Canada
Acquisition costs
Staking costs	-	47,903
	-	47,903
Deferred exploration expenditures
Geological and field expenses	-	74,583
Assaying	-	24,556
Engineering and consulting	-	75,928
	-	175,067
Total	-	222,970

Duke Property, British Columbia, Canada
Acquisition costs
Cash - option payments	-	10,000
Shares – option payments	8,750	-
Deferred exploration expenditures
Geological and field expenses	-	11,574
Drilling	-	64,858
	-	76,432
Total	8,750	86,432

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	-	40,000
Shares – option payments	-	15,000
Staking costs	-	20,470
	-	75,470
Deferred exploration expenditures
Geological and field expenses	498	136,519
Drilling	60,220	389,780
Assaying	15,262	19,887
Engineering and consulting	7,381	64,385
	83,361	610,571
Total	83,361	686,041

Balance Forward	$117,400	$1,326,737

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 March
Canadian Funds

	March 31, 2004	Dec. 31, 2004
Balance Carried Forward	$117,400	$1,326,737

General Exploration and Property Examinations
Engineering and consulting	-	51,251
Geological and field expenses	-	9,742
Assaying	-	-
Total	-	60,993

Costs for the Year	117,400	1,387,730
Balance - Beginning of year	7,509,371	6,910,017
Write-off of mineral property costs	-	(788,376)
Balance - End of Year	$7,626,771	$7,509,371

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Freegold Recovery, Inc. USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligation

Effective 1 January 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after
1 January 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 January 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In the fiscal year 2002, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

m)

Flow-Through Shares

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts and advances receivable, portfolio investments, restricted cash flow-through, accounts payable, amounts due to related parties, and option payment settlement.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the U.S. dollar increase versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	March 31, 2005				Dec. 31, 2004
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	400,400	1.3%	$139,679	$180,180	$139,679
CanAlaska Ventures Ltd. (“CVV”)	332,400	0.8%	77,032	136,284	77,032
	-	-	-	-	-
			$216,711	$316,464	$216,711

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the period, the Company had a net gain on sale of investments of $Nil of which a gain of $Nil was due to the sale of PFN shares, a gain of $Nil was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the Company at any time during the period was less than 2% (2004 – less than 2%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Write-off of Mineral Property Costs	Total March. 31, 2005	Total Dec. 31, 2004
Golden Summit Property	$308,434	$4,633,848	$-	$4,942,282	$4,936,132
Union Bay Property	110,658	87,305	-	197,963	197,963
Rob Property	475,075	129,260	-	604,335	603,351
Yeager Property	430,900	-	(430,900)	-	-
Rainbow Hill Property	54,482	19,031	(73,513)	-	-
Liberty Bell Property	30,015	5,564	-	35,579	34,472
Almaden Property	656,595	78,234	-	734,829	717,781
PGM Properties	98,650	148,549	-	247,199	247,199
Eskay Rift Property	47,903	175,067	(222,970)	-	-
Grew Creek Property	75,470	693,932	-	769,402	686,041
Duke Property	18,750	76,432	-	95,182	86,432
General Exploration	-	60,993	(60,993)	-	-
	$2,306,932	$6,108,215	$(788,376)	$7,626,771	$7,509,371

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

  Issue 100,000 shares of the Company (issued in 1997);

  Issue 100,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2004, the Company had spent approximately US$4,150,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company allotted 100,000 shares at $0.36 per share being the market price of the Company common stock at 31 December 2004 (100,000 shares issued in 1998, 100,000 shares issued in 1999, 100,000 shares issued in 2001);

  Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

  Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004		$50,000	(paid)
2005 – 2006 (US$50,000 per year)		$100,000
2007 – 2019 (US$150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of US$50,000 was paid 1 October 2000.  Until 2006, if the Company terminates the agreement prior to 1 April of any year, the Company's obligation will be the completion of any reclamation work.  If the Company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the Company is required to incur minimum exploration expenditures of US$50,000 per year from 2000 to 2006 if the average price of gold exceeds US$300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of US$50,000 is required for 2005, as the average price of gold during the last three months of 2004 was above US$300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the Company must pay the lessor the difference between the value of the work incurred and US$50,000.

The leased property is subject to a 3% NSR.

(ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the Company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the Company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the Company for US$250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the 2001 fiscal year, the dispute was settled.  The Company agreed to pay US$160,000 of which US$100,000 was paid during 2001.  The remaining US$60,000 will be paid over the next four years commencing in fiscal 2002.  As at
31 December 2004, US$10,800 remains to be paid in 2005.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000, less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(iv)

Tolovana Claims

During the year, the Company entered into an agreement with a third party (the “Seller”) whereby the seller will transfer 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company will assume all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, a 2.0% NSR is in effect.  In the event that the price of gold is above US$400, the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 (paid) on signing and will issue 400,000 shares on regulatory approval (issued). An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

(v)

Meridian Gold Option and Joint Venture

During the year, the Company entered into an option and joint venture agreement with Meridian Gold Company (“Meridian”) with regard to the Gold Summit Project.

Under the agreement, the Golden Summit Project has been divided into three project areas; Areas A, B and C.  Meridian may earn up to a 70 percent interest in Areas A and B, by financing and placing the project into commercial production.

To earn a 50% interest in Areas A and B, Meridian, at its own option must make payments, subscribe to the Company’s shares and incur exploration expenditures as follows:

	Subscribe for Company Shares	Cash Payments US Funds	Incur Exploration Expenditures US Funds
Upon execution of the agreement (shares subscribed and cash received)	* 143,000	$40,000	$-
On or before 31 December 2004	200,000	75,000	** 650,000
On or before 31 December 2005	-	100,000	750,000
On or before 31 December 2006	-	175,000	1,500,000
On or before 31 December 2007	-	-	2,100,000
	343,000	$390,000	$5,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(v)

Meridian Gold Option and Joint Venture - Continued

*

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1 expiring within 12 months from the date of issuance.

**

The actual exploration expenditures incurred by Meridian as at 31 December 2004 was $757,879.

Meridian also has the right of first refusal for Area C.

Once vested at a 50% interest, Meridian can earn another 10% to increasing its interest to 60% by completing an independent bankable feasibility study.  If the feasibility study identifies reserves in excess of 500,000 ounces of gold, Meridian must pay US$1.00 for every ounce identified.  To earn a 70% interest, Meridian must arrange all financing and put the project into commercial production.

During the quarter, Meridian terminated the agreement.  The 200,000 shares and $75,000 to be subscribed/received on or before 31 December 2004 was never subscribed/ received.

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004 and 15 December 2004, the Company has the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2003 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (issued)	-	300,000
- On or before 1 April 2004 (paid)	10,000	-
- On or before 1 July 2004 (issued)	-	300,000
- On or before 1 April 2005	10,000	-
- On or before 1 July 2005	15,000	-
- On or before 1 July 2006	25,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$185,000	900,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Yeager Property, Alaska, USA - Continued

In addition, the Company must issue an additional 500,000 shares once the Company has expended an aggregate of US$1,000,000 on the property.  The optionor retains a 2% NSR of which the Company may purchase half (1%) for US$1,000,000.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

c)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the 2002 fiscal year) and must at its option make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest, PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, USA - Continued

(i)

- Continued

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the Company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the Company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and PFN.

(ii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining company), the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn the 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and PFN will each repay their share of the exploration costs and contribute pro rata to operating costs.  PFN is the operator of the project during the exploration phase.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 ($88,778 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain an NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold price less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

The vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, USA

By agreement dated 28 August 2003 the Company can acquire, from CVV, a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement (paid)	-	$10,000	$-
Within 5 days of regulatory approval (issued)	50,000	-	-
On or before 31 December 2003 (paid)	-	20,000	10,000
On or before 31 December 2004 *	-	30,000	150,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2007	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2008	-	-	590,000
On or before 28 May 2009	50,000	-	-
	300,000	$160,000	$2,000,000

The Company will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, the Company may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return in excess of 15%, the Company will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company (“Major”) elects to participate in the project before the Company vests with a 50% interest (with the Company having expended less that US$1,000,000), the Company will issue up to 1,000,000 shares to CVV.  In the event that a Major elects to participate in the project before the Company vests with a 50% interest, and after the Company expended US$1,000,000 but before expending US$2,000,000, the Company will issue up to 750,000 shares to CVV.

*

During the prior year, the Company terminated this agreement.  The $30,000 cash payment due on 31 December 2004 was not paid.  Accordingly, all costs associated with the property have been written off.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Liberty Bell Property, Alaska, USA

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

g)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] and the remaining US$18,000 is deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$414,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The issued Company shares are subject to a voluntary pooling and voting agreement. Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During the prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  The first 1% for $1,000,000 and the second 1% for $2,000,000.

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

i)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005	50,000	45,000	75,000
On or before 27 May 2006	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

j)

Eskay Rift Property, British Columbia, Canada

During the prior year, the Company acquired, by staking, a 100% interest in 440 claim units in the Kiniskan area of northern British Columbia.

Subsequent to the prior year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

k)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party (“the Optionor”), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	-
Upon receipt of regulatory approval	25,000	-	-
On or before 31 May 2005	25,000	-	-
On or before 1 October 2005	-	-	100,000
On or before 21 October 2005	50,000	-	-
On or before 1 October 2006	-	-	350,000
On or before 1 October 2007	-	-	750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 and the Company at its sole election may pay up to 50% of the $150,000 in shares and incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

This agreement is subject to regulatory approval.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-	$-
Office equipment	181,736	(143,840)	37,896	37,896
	$214,480	$(176,584)	$37,896	$37,896

6.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 March 2004, amounts due to related parties consists of $20,960 (2004 - $20,960) owing to a company controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, management fees of $25,920 were paid to a director and officer.

c)

During the period, consulting fees of $6,846 were paid to an officer.

d)

During the period, accounting fees of $5,700 were paid to an officer.

e)

During the period, rent of $10,004 was paid to a company controlled by a director and officer.

f)

During the period, consulting fees of $Nil were paid to a director.

7.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the Company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The Company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the Company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post-consolidation basis for consistency purposes.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

b)

Private Placements

During the prior year, the Company issued 2,713,000, units through private placements for gross proceeds of $1,128,100 as follows:

i)

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $100,100.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1.00 expiring 15 April 2005.

ii)

2,570,000 flow-through units at $0.40 per unit for gross proceeds of $1,028,000.  Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant, each whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from the closing date at a price of $0.50 per warrant share. A finder’s fee of 7% was paid of which $35,000 was cash and 87,500 were shares.  Agents whose participation exceeded $125,000 received additional agent’s warrant entitling the agent to purchase one additional common share of the Company at a purchase price of $0.50 for a period of 12 months.  Therefore, 250,000 agent’s warrants were issued.

c)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash – Flow-Through represents funds that have not been spent as at the balance sheet date.

d)

Exercise of Warrant and Options

i)

During the period, Nil  warrants were exercised for gross proceeds of $Nil.

ii)

During the period, Nil options were exercised for gross proceeds of $Nil.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Warrants

As at 31 March 2004, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

143,000	$1.00	15 April 2005
12,500	$0.47	19 April 2005
1,164,286	$0.60	18 May 2005
994,750	$0.55	1 June 2005	**
160,222	$0.50	1 June 2005	**
96,848	$0.55	1 June 2005	**
1,861,057	$0.55	1 June 2005	**
61,400	$0.55	1 June 2005	**
398,116	$0.55	1 June 2005	**
691,998	$0.55	1 June 2005	**
620,238	$0.70	1 June 2005	**
25,000	$0.47	1 June 2005	**
207,600	$0.55	1 June 2005	**
374,625	$0.50	17 June 2005	*
1,366,500	$0.60	5 July 2005
474,471	$0.50	18 July 2005	*
325,000	$0.50	20 December 2005
62,500	$0.50	20 December 2005
187,500	$0.50	20 December 2005
960,000	$0.50	23 December 2005
10,187,611

*

During the prior year, the expiry date of 849,096 warrants exercisable at $0.50 were extended for an additional one year.

**

During the prior year, the expiry date of 5,117,229 warrants exercisable for prices from $0.47 to $0.55 was extended until 1 June 2005.

f)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 5,258,341 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board of Directors.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

A summary of the Company’s options at 31 March 2004 and the changes for the period are as follows:

Number Outstanding 31 December 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 March 2005	Exercise Price Per Share	Expiry Date

140,000	-	-	-	(140,000)	-	$0.50	11 February 2005
314,500	-	-	-	(314,500)	-	$0.50	28 February 2005
7,500	-	-	(5,000)	-	2,500	$0.50	5 May 2005
975,000	-	-	(115,000)	-	860,000	$0.50	31 December 2007
-	-	-	-	-	-	$0.25	1 July 2004
1,160,000	-	-	(10,000)		1,150,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
90,000	-	-	(10,000)	-	80,000	$0.55	10 February 2007
50,000	-	-	-	-	50,000	$0.31	1 July 2007
100,000	-	-	(100,000)	-	-	$0.25	1 July 2007
2,000,000	-	-	-	-	2,000,000	$0.40/$0.50	5 November 2009
4,937,000	-	-	(240,000)	(454,500)	4,242,500

Effective 1 January 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the prior year, the Company extended the expiry dates for the 100,000 stock options exercisable at $0.25 previously granted to a consultant of the company for an additional three years to 1 July 2007.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option. The total additional fair value of the options extended was calculated to be $6,000.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 120,000 shares of the Company’s stock to non-employees of the Company at an exercise price of $0.55 per share.  Of these options, 30,000 were cancelled approximately two months after the grant date. The estimated total fair value of the 90,000 options is $ 21,700 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 50,000 shares of the Company’s stock to non-employees of the Company at an exercise price of $0.31 per share.  The estimated total fair value of the 50,000 options is $ 6,600 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

During the prior year, the Company granted options to purchase up to 2,000,000 shares of the Company’s stock of the Company at an exercise price of $0.40 in years 1, 2 and 3 and  $0.50 in years 4 and 5 per share.  Of these options, 525,000 options were granted to directors and officers of the Company and the remaining 1,475,000 were granted to non-employees.  The total estimated fair value of the 2,000,000 options is $427,000.  Since the options were granted under a graded vesting schedule, $127,000 ($33,338 to directors and officers and $93,662 to non-employees) of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 750,000 shares of the Company’s stock to non-employees of the company at an exercise price of $0.25 to $0.48 per share, with an estimated total fair value of $208,200 on the grant date.  Since the options were granted under a graded vesting schedule, $87,903 of the fair value has been recorded in the Company accounts as stock-based compensation expenses during the current year as consulting fees (2003 - $120,297).  The offsetting entry is to share capital.

During the prior year, the Company granted and/or amended options to purchase up to 750,000 shares of the Company’s stock to directors and officers of the Company at an exercise price of $0.48 per share, with an estimated total fair value of $250,000 on the grant date.  Since the options were granted under a graded vesting schedule, $108,947 of the total fair value has been recorded in the Company accounts during the current year as stock-based compensation expenses (2003 - $141,053).  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	73.52%	89.54%
Risk-free interest rate	3.75%	3.70%
Expected life of options	4.8 years	4.5 years

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

g)

Escrow Shares

During a prior year, 15,651 shares were released from escrow.  No further shares are held in escrow.

h)

Performance Shares

During the prior year, 1,314,585 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

8.

Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $1,799,000 in Canada, which may be carried forward indefinitely and are available to offset future taxable income.

The Company has non-capital losses for Canadian tax purposes of approximately $3,958,000, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2005	$830,000
2006	550,000
2009	480,000
2010	999,000
2014	1,099,000
$3,958,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2005 and 2004
Canadian Funds

8.

Income Taxes - Continued

The Company has net operating loss carryovers for US tax purposes of approximately US$16,115,500, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (US Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
2022	1,100
2023	20,400
$16,115,500

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Future Income Tax Recovery

During the current year, flow-through shares totalling $1,028,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

9.

Commitments

By agreement dated 1 July 2001 and amended 8 November 2001, the Company entered into a five-year lease for premises with a Company controlled by a director and officer.  Minimum basic rent is as follows:

2005	$12,636

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2003 - $25,272).

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Freegold Ventures Lmited for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

April 18, 2005

Per:

"Harry Barr"

Harry Barr

Chief Executive Officer

1

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Freegold Ventures Limited for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

April 18, 2005

Per:

"Gordon Steblin"

Gordon Steblin

Chief Financial Officer

1